(All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD REPORTS Q1 2020 RESULTS

Vancouver, British Columbia, May 7, 2020 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) (formerly Asanko Gold Inc.) reports first quarter ("Q1") 2020 operating and financial results for the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI), which is managed and operated by Galiano.

Q1 2020 Asanko Gold Mine Highlights (100% basis)

  Record quarterly gold production of 66,333 ounces at all-in sustaining cost1 ("AISC") of $805/oz

  The AGM delivered its best financial performance since commercial production was announced in April 2016.

  Gold sales of 67,820 ounces at an average realized price of $1,542/oz, generating record gold sales proceeds of $104.6 million

  Strong cash flow generation with operating cash flow of $37.0 million, and free cash flow1 of $27.0 million

  As at March 31, 2020, the JV had cash of $55.6 million, $9.6 million in gold receivables and $0.5 million in gold on hand

  Revolving credit facility of $30 million drawn down as a proactive measure in response to current economic uncertainty

  Filed 43-101 technical report with updated Mineral Resource and Mineral Reserve Estimate

  Precautionary measures in place in response to the COVID-19 global pandemic

Q1 2020 Quarterly Highlights for Galiano Gold Inc.

  Net income after tax of $21.8 million and Adjusted EBITDA1 of $21.9 million

  At March 31, 2020, Galiano had cash and receivables of $53.7 million

  Continued returning capital to shareholders through the normal course issuer bid ("NCIB") program with 2,431,409 common shares repurchased and cancelled for $2.0 million

  Appointed Paul N. Wright as Chairman of the Board of Directors as of May 5, 2020

  Appointed Judith Mosely to the Board of Directors as of January 1, 2020

  Appointed Todd Romaine as Executive Vice President, Sustainability as of May 1, 2020

  Appointed Paul Klipfel as Senior Vice President, Exploration as of April 20, 2020

"We delivered an exceptional quarter in the context of a very challenging global backdrop," said Greg McCunn, Chief Executive Officer. "With record production and gold sales proceeds we continued to execute on our strategy of generating free cash flow at the Asanko Gold Mine and returning capital with distributions to the joint venture partners totalling $45 million during the quarter."

1

"During the quarter the team delivered on an important milestone with the completion of the life of mine plan and the updated Mineral Resource and Mineral Reserve estimate for the Asanko Gold Mine providing a baseline on which we are working to optimize. Included in the optimization is our cost initiative to drive down our all-in sustaining costs by $100/oz. Another key focus area where we see potential to drive value is within exploration and I am pleased to announce that Paul Klipfel has joined us as our newly appointed Vice President, Exploration. The focus on exploration in the short-term is on replacing depletion and during 2020 we have a $10 million program underway with 4 drill rigs currently turning on-site. We expect to have approximately 36,000 metres drilled by early August at near-mine targets which will form our updated reserve and resource estimate for year-end.  We expect to see a sustained exploration effort in the medium term.

"During the quarter and subsequent to quarter-end we have also undertaken some changes to the board with the addition of Judith Mosely and our newly appointed Chairman Paul Wright. We have also recently appointed Todd Romaine as our EVP, Sustainability. With sustainability a key focus area, we are pleased to enhance our capability across the Environmental, Social and Governance spheres. We also received shareholder support at our Annual General and Special Meeting to change the Company's name and effective May 5, 2020 we began trading as Galiano Gold. This provides us a clear distinction between the corporate level entity and the Asanko Gold Mine whilst maintaining our vision to create a sustainable business capable of long-term value creation for all our stakeholders."

2

Asanko Gold Mine - Summary of Q1 2020 Operational and Financial Results (100%)

AGM (100% Basis before any impairment adjustments)	Q1 2020	Q4 2019	Q1 2019
Ore mined ('000t)	1,911	1,405	1,505
Waste mined ('000t)	7,051	4,956	6,584
Total mined ('000t)	8,962	6,361	8,089
Strip ratio (W:O)	3.7	3.5	4.4
Average gold grade mined (g/t)	1.6	1.6	1.4
Mining cost ($/t mined)[2]	3.89	4.86	4.48
Ore milled ('000t)	1,400	1,460	1,224
Average mill head grade (g/t)	1.6	1.5	1.6
Average recovery rate (%)	94	94	93
Processing cost ($/t treated)	11.13	10.83	11.93
Gold production (oz)	66,333	66,112	60,425
Gold sales (oz)	67,820	66,095	53,421
Average realized gold price ($/oz)	1,542	1,465	1,292
Operating cash costs[1] ($/oz)	599	790	878
Total cash costs[1] ($/oz)	676	863	943
All-in sustaining costs[1] ($/oz)	805	969	1,123
All-in sustaining margin[1] ($/oz)	737	496	169
All-in sustaining margin[1] ($m)	50.0	32.8	9.0
Revenue ($m)	104.8	97.1	67.0
Income (loss) from mine operations ($m)	48.4	9.1	(11.9)
Cash provided by operating activities	37.0	45.4	8.8

2 For the three months ended March 31, 2019, mining cost per tonne excluded a provision for a one-time contract termination fee.

  During the quarter, the Company aligned its health and safety reporting standards with those of the International Council on Mining & Metals ("ICMM").  During Q1, there was one lost time injury ("LTI") and four total recordable injuries ("TRI") reported resulting in an LTI frequency rate ("LTIFR") of 0.51 per million employee hours worked and a TRI frequency rate ("TRIFR") of 2.02 per million employee hours worked.

  Record gold production of 66,333 ounces during the three months ended March 31, 2020

  During Q1 2020, the AGM sold 67,820 ounces of gold at an average realized gold price of $1,542/oz. Revenues totalled $104.8 million, an increase of $37.8 million from Q1 2019. The increase in sales proceeds was a function of higher sales volumes and higher averaged realized gold prices in Q1 2020.

  The AGM incurred operating cash costs per ounce1, total cash costs per ounce1 and AISC of $599, $676 and $805/oz, respectively, in Q1 2020. The reduction in total cash costs per ounce and AISC from Q1 2019 was primarily due to the impact of higher gold sales volumes which had the effect of decreasing fixed costs on a per unit basis, a reduction in ore transportation costs associated with trucking ore from Esaase to the process plant and a $41/oz decrease in deferred stripping costs.

3

  Total cost of sales (including depreciation and depletion and royalties) amounted to $56.4 million in Q1 2020, a decrease of $22.5 million from Q1 2019. The decrease in cost of sales was primarily due to a reduction in depreciation and depletion expense following the impairment recorded in Q4 2019 which had the effect of lowering the mineral properties, plant and equipment ("MPP&E") depreciable asset cost base. In addition, operating cash costs decreased as a result of a reduction in NRV adjustments to stockpiles. Cost of sales for Q1 2019 also included an accrual for a one-time mining contractor services agreement termination fee. These factors were partly offset by an increase in gold ounces sold in Q1 2020 compared to Q1 2019.

  Strong cash flow generation with operating cash flow of $37.0 million ($56.5 million before working capital adjustments), and free cash flow of $27.0 million. This compares to $8.8 million of operating cash flow and negative $5.2 million of free cash flow during Q1 2019. The improvement in free cash flow was mainly from the increase in income from operations partly offset by an unfavorable change in non-cash working capital.

  Working capital investments during the quarter included investments in strategic supply chain interventions with respect to the ongoing COVID-19 pandemic bolstering supplies of key reagents, critical spares and diesel.

  As at March 31, 2020, the JV had cash of $55.6 million (including the funds from the fully drawn $30.0 million revolving line of credit), $9.6 million in receivables from gold sales and $0.5 million in gold on hand.

Galiano Gold Inc. - Summary Q1 2020 Financial Results

Consolidated	Q1 2020	Q4 2019	Q1 2019
Net income (loss) ($m)	21.8	(21.2)	(5.3)
Net income (loss) per share	$0.10	($0.09)	($0.02)
Adjusted net income (loss)[1] ($m)	21.8	0.9	(5.3)
Adjusted net income (loss) per share[1]	$0.10	$0.00	($0.02)
Adjusted EBITDA[1] ($m)	21.9	12.6	1.2

  The Company reported net income after tax of $21.8 million in Q1 2020 compared to a net loss of $5.3 million in Q1 2019. The improvement in earnings during Q1 2020 was predominantly the result of an increase in the Company's 45% interest in the net earnings of the JV which totaled $20.5 million for the quarter.

  The Company continued to return capital to shareholders through its normal course issuer bid ("NCIB") program. During Q1 2020, the Company repurchased and cancelled a total of 2,431,409 common shares under the NCIB program for $2.0 million (average acquisition price of $0.83 per share).

  During the quarter, the Company received the $22.5 million in distributions from the JV. These payments were recorded as redemptions of the previously recognized preference shares.

  As at March 31, 2020, the Company had cash on hand of $50.6 million and $3.1 million in receivables for a gross liquidity position of $53.7 million and no debt.

  Adjusted EBITDA1 for Q1 2020 amounted to $21.9 million, compared to $1.2 million in Q1 2019. The increase in Adjusted EBITDA1 was primarily a result of the increase in the AGM's net earnings.

4

  Cash used in operating activities in Q1 2020 was $0.8 million, compared to cash used in operating activities of $1.6 million in Q1 2019. The decrease in cash used in operations was partly due cash inflows associated with working capital changes during Q1 2020, along with a reduction in cash general and administrative expenses.

2020 Outlook

The Asanko Gold Mine is on track to meet 2020 guidance of 225,000 - 245,000 ounces at AISC of $1,000 - $1,100/oz.  It is expected that AISC will increase in Q2 and Q3 2020 as construction of the next lift on the Tailings Storage Facility is completed.

Guidance	Q1 2020 (Actual)	FY 2020 (Forecast)
Gold Production (oz)	66,333	225,000 - 245,000
AISC ($/oz)	805	1,000 - 1,100

Appointment of Todd Romaine as Executive Vice President, Sustainability

The Company is pleased to announce that Todd Romaine has been appointed Executive Vice President of Sustainability.  Todd has over 20 years' experience in the environmental, social and community aspects of the extractive sector as well as public and aboriginal governments. Most recently he worked as the Chief Sustainability Officer for Danakali Limited, an Australian junior potash mining company that is developing a 200-year Sulphate of Potash deposit in Eritrea. Prior to this role, Todd was the Vice President, Corporate Social Responsibility & Government Relations at Nevsun Resources Ltd, a Canadian mid-tier mining company and played a central role developing leading edge CSR initiatives to establish social license and responsible operations in challenging jurisdictions. Previously, he worked in senior management roles at Enbridge Pipelines Inc., Inuvialuit Regional Corporation and the Government of Nunavut. Todd holds designations with the Canadian Institute of Planners, International Right of Way Association and has a Master's of International Relations, a Master's of Leadership, a Bachelor of Science in Environmental Planning, and a Bachelor of Arts in Environmental Studies.

Appointment of Paul Klipfel as Senior Vice President, Exploration

The Company is pleased to announce that Paul Klipfel has been appointed Vice President in Exploration. Paul has 40 years of exploration experience in a wide variety of geologic settings and deposit types.  Most of his work for the past 13 years has been in Ghana and other countries of West Africa.  He was an original mapper on the Esaase project for Keegan Resources and has been a consultant to many companies over the past 17 years in West Africa, North and South America, Australia, and Asia.  He also served as President for Abzu Gold and as Chief Geologist / COO for Ashanti Gold.  Dr. Klipfel holds a Ph.D. in Economic Geology from Colorado School of Mines and M.S. degrees in Mineral Economics from Colorado School of Mines and Geology from University of Idaho.

COVID-19 Update

The JV has taken precautionary measures in response to the COVID-19 global pandemic to protect the health and safety of its employees and the operating and financial well-being of the AGM. There are no known or presumptive cases of COVID-19 with employees of Galiano or at the AGM.  The Company's offices in Vancouver, Johannesburg and Accra are observing local regulations.  The AGM continues to operate with strict hygiene, monitoring and social distancing protocols in place in accordance with the Ghanaian Ministry of Health guidelines.  The AGM has continued to build its supply chain and now holds eight to nine months of key reagents, consumables and critical spares and three months of diesel supply. The AGM's primary refiner based in South Africa continues to receive shipments and refine gold doré from the AGM.

5

This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the Condensed Consolidated Interim Financial Statements for the three months ended
March 31, 2020 and 2019, which are available at www.galianogold.com and filed on SEDAR.

Notes:

1 Non-GAAP Performance Measures

The Company has included certain non-GAAP performance measures in this press release. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Non-GAAP Measures section of Galiano's Management Discussion and Analysis for an explanation of these measures and reconciliations to the Company's reported financial results in accordance with IFRS.

  Operating Cash Costs per ounce and Total Cash Costs per ounce

Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by-product revenue per ounce of gold sold. Total cash costs include production royalties of 5%.

  All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

  Adjusted net income attributable to common shareholders

The Company has included the non-GAAP performance measures of adjusted net income (loss) attributable to common shareholders and adjusted net income (loss) per common share.  Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows and is an important indicator of the strength of our operations and the performance of our core business.

  Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and to include the Company's interest in the adjusted EBITDA of the JV. Other companies and JV partners may calculate EBITDA and Adjusted EBITDA differently.

  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

6

Enquiries:

Lynette Gould

SVP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: lynette.gould@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: estimates regarding the AGM's consumption of key reagents, consumables, critical spares and diesel fuel; the ability of the AGM to maintain current inventory levels; expected gold production; cost estimates; and the expected date of the announcement of preliminary production and cost data; and statements with respect to the Company's share buy-back program. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; that the AGM will be able to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; that the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2020 production and cost guidance; that the Company's and the AGM's responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying the Mineral Resource and Mineral Reserve estimates, including future gold prices, cut-off grades and  production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Galiano.

7

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the Company's and/or the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; that the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; that the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; that the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

8

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

9